SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                             (Amendment No. 3)

                 Under the Securities Exchange Act of 1934

                         THE HILLHAVEN CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $.75 per share
                       (Title of Class of Securities)

                                431576 10 7
                   (CUSIP Number of Class of Securities)

                            Scott M. Brown, Esq.
                     National Medical Enterprises, Inc.
                            2700 Colorado Avenue
                      Santa Monica, California  90404
                               (310) 998-8000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              with a copy to:

                          Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            300 S. Grand Avenue
                       Los Angeles, California  90071
                               (213) 687-5070

                               January 25, 1995
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:                                              (  )

     Check the following box if a fee is being paid with this
     Statement:                                              (  )



     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NATIONAL MEDICAL ENTERPRISES, INC.  95-2557091

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)( )
                                                  (b)(X)
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)             (X)

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      8,878,147
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :      0
           PERSON WITH                  :
                                        : (9)  SOLE DISPOSITIVE
                                        :      8,878,147
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :      0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,878,147
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*                     (  )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               27% -- See Item 5

     (14) TYPE OF REPORTING PERSON*
          CO

     ______________________________________________________________________

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NME PROPERTIES CORP.  62-0725891

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)( )
                                                  (b)(X)
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)             ( )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Tennessee
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      8,878,147
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :      0
           PERSON WITH                  :
                                        : (9)  SOLE DISPOSITIVE
                                        :      8,878,147
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :      0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,878,147
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*                     ( )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               27% -- See Item 5
     (14) TYPE OF REPORTING PERSON*
          CO

     ______________________________________________________________________

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NME PROPERTY HOLDING CO., INC.  91-1172506

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)( )
                                                  (b)(X)
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*
          00

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)             (  )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      2,877,947
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :      0
           PERSON WITH                  :
                                        : (9)  SOLE DISPOSITIVE
                                        :      2,877,947
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :      0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,877,947
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*                     (  )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.8% -- See Item 5

     (14) TYPE OF REPORTING PERSON*
          CO

     ______________________________________________________________________

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NME PROPERTIES, INC.  91-0628039

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)( )
                                                  (b)(X)
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ( )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      2,877,947
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :      0
           PERSON WITH                  :
                                        : (9)  SOLE DISPOSITIVE
                                        :      2,877,947
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :      0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,877,947
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*                     ( )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.8% -- See Item 5

     (14) TYPE OF REPORTING PERSON*
          CO

     ______________________________________________________________________

                    This Amendment No. 3 (the "Amendment No. 3") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), dated January 31, 1990, Amendment No. 1 of Schedule 13D, dated February 28, 1994, and Amendment No. 2 of Schedule 13D, dated December 19, 1994, relating to the common stock, par value $.75 per share (the "Common Stock"), issued by The Hillhaven Corporation, a Nevada corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

                    Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

          ITEM 4.   PURPOSE OF TRANSACTION

                    Item 4 is amended and supplemented as follows:

                    In the course of reviewing its alternatives with respect to its investment in the Company, NME has had discussions with the Company and third parties concerning possible courses of action. During these discussions, Horizon Healthcare Corporation ("Horizon") indicated that it had orally made a business combination proposal to the Company. Representatives of the Company had indicated to Horizon, and so informed NME, that only a written proposal would be considered by the Board of Directors of the Company.

                    On January 25, 1995, after entering into the letter agreement with NME described below, Horizon submitted a written business combination proposal to the Company, a copy of which is attached hereto as Exhibit 28 (the "Transaction"). In the Transaction, shareholders of the Company would receive $28 in value of shares of common stock of a newly formed holding company ("Newco") for each outstanding share of Common Stock and shareholders of Horizon would receive one share of Newco common stock for each outstanding share of Horizon common stock. In addition, as part of the Transaction, each outstanding share of the Company's Series C and Series D preferred stock would be redeemed at $1,000 per share in cash, plus any accrued and unpaid dividends, whether or not declared, to the date of redemption.

                    In consideration of the mutual covenants contained therein and in order to provide the opportunity contained in the Transaction to the Company and all of its shareholders, NME has entered into a letter agreement with Horizon, a copy of which is attached hereto as
          Exhibit 29 (the "Letter Agreement"). If prior to consummating a Transaction but within 12 months of the date of the Letter Agreement there is a merger, consolidation or other transaction with any party other than Horizon (an "Other Transaction") in which NME receives consideration for any of its shares of Common Stock equal to or greater than $27.50 per share, then Horizion shall be entitled to receive (and NME shall cause Horizon to receive) upon consummation of an Other Transaction an amount equal to the greater of (i) $5,000,000 or (ii) 50% of the consideration received by NME in excess of $29 per share of Common Stock. Horizon agreed in the Letter Agreement to actively pursue the Transaction in good faith. The Letter Agreement also provides that nothing therein shall be construed to impose any requirement or restriction on NME with respect to its right to acquire or dispose of any shares of Common Stock from or to any party, or to vote any shares of Common Stock, and all decisions with respect thereto shall be made by NME in its sole discretion.

                    NME believes that a business combination transaction will provide all of the Company's shareholders with the best alternative to achieve maximum values. NME believes that the Transaction provides an attractive opportunity for the Company and its shareholders and believes that the Transaction requires the serious review and consideration of the Company's Board of Directors. NME understands that the Board of Directors of the Company has established a committee to review, among other things, business combination proposals involving the Company.

                    Except as otherwise described in this Item 4, none of NME, PropCorp, Holding or PropInc has any present specific plans or proposals that relate to or would result in any of the following: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's Amended and Restated Articles of Incorporation, Bylaws or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above. NME, PropCorp, Holding or PropInc may at any time, however, propose any of the foregoing that it considers desirable.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                    PropInc may be deemed to be the beneficial owner of the 2,877,947 shares of Common Stock owned by it (the "PropInc Shares"), or approximately 8.8% of the shares of Common Stock outstanding. PropInc has the sole power to vote and the sole power to dispose of the PropInc Shares.

                    PropCorp and Holding, as the sole stockholders of PropInc, may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropInc Shares.

                    PropCorp may be deemed to be the beneficial owner of the 6,000,200 shares of Common Stock owned by it (the "PropCorp Shares"), or approximately 18.3% of the shares of Common Stock outstanding. PropCorp has the sole power to vote and the sole power to dispose of the PropCorp Shares. As noted above, PropCorp also may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropInc Shares, for an aggregate of 8,878,147 shares of Common Stock, or approximately 27% of the shares of Common Stock outstanding.

                    NME, as the sole stockholder of PropCorp and Holding, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropCorp Shares and the PropInc Shares, for an aggregate of 8,878,147 shares of Common Stock, or approximately 27% of the shares of Common Stock outstanding.

                    The Reporting Persons, in the aggregate, may be deemed to beneficially own 8,878,147 shares of Common Stock, or approximately 27% of the shares of Common Stock outstanding. The percentage of shares of Common Stock outstanding reported as beneficially owned herein on the date hereof is based upon 32,824,463 shares of Common Stock outstanding, based upon the 28,624,463 shares of Common Stock outstanding as of January 1, 1995 and the 4,200,000 newly issued shares of Common Stock that the Company announced on January 16, 1995 that it had committed to issue to a newly established grantor trust. NME reserves all rights in connection with the establishment of the grantor trust and the issuance of the shares of Common Stock thereto.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    Item 6 is amended and supplemented as follows:

                    The information set forth in Item 4 above is incorporated herein by reference.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 27     Joint Filing Agreement

          Exhibit 28     Letter from Horizon to the Company, dated
                         January 25, 1995

          Exhibit 29 Letter agreement between NME and Horizon, dated January 25, 1995


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  January 25, 1995

                                   NATIONAL MEDICAL ENTERPRISES, INC.

                                   By:  /s/ Scott M. Brown
                                       ________________________________
                                         Scott M. Brown
                                         Senior Vice President and Secretary



                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  January 25, 1995

                                   NME PROPERTIES CORP.

                                   By: /s/ Scott M. Brown
                                       ________________________________
                                        Scott M. Brown
                                        Vice President



                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  January 25, 1995

                                   NME PROPERTY HOLDING CO., INC.

                                   By:  /s/ Scott M. Brown
                                       ________________________________
                                         Scott M. Brown
                                         Vice President



                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  January 25, 1995

                                   NME PROPERTIES, INC.

                                   By:  /s/ Scott M. Brown
                                       ________________________________
                                         Scott M. Brown
                                         Vice President



                               EXHIBIT INDEX

          Exhibit No.    Description                          Page No.

          Exhibit 27     Joint Filing Agreement

          Exhibit 28     Letter from Horizon to the
                         Company, dated January 25,
                         1995

          Exhibit 29     Letter agreement between NME
                         and Horizon, dated January 25,
                         1995


     ______________________________________________________________________


                                                            Exhibit 27
                             JOINT FILING AGREEMENT

               In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.75 per share, of The Hillhaven Corporation, a Nevada corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          Date:  January 25, 1995

          NATIONAL MEDICAL                  NME PROPERTIES CORP.
              ENTERPRISES, INC.

                                            By:/s/ Scott M. Brown
          By:/s/  Scott M. Brown               _________________________
             ______________________             Scott M. Brown
              Scott M. Brown                    Vice President
              Senior Vice President
                     and Secretary

          NME PROPERTY HOLDING              NME PROPERTIES, INC.
             CO., INC.

                                            By: /s/  Scott M. Brown
          By:/s/  Scott M. Brown                ________________________
             ____________________               Scott M. Brown
              Scott M. Brown                    Vice President
              Vice President


     ______________________________________________________________________

                                                            EXHIBIT 28

                         HORIZON HEALTHCARE CORPORATION
                          6001 Indian School Road, N.E.
                         Albuquerque, New Mexico  87190
                                 (505) 881-4961

          January 25, 1995

          The Hillhaven Corporation
          1148 Broadway Plaza
          Tacoma, Washington  98402

          Attention:     Mr. Bruce Busby
                         Chairman and CEO

          Dear Bruce:

                    On behalf of Horizon Healthcare Corporation
          ("Horizon"), I am pleased to confirm in writing the following proposal for a business combination between Horizon and The Hillhaven Corporation ("Hillhaven"). As you know, we have followed the development of Hillhaven's business for some time. Based on our review of publicly available information about Hillhaven and our analysis of the strategic fit between our companies, we firmly believe that a combination is in the long-term best interests of our companies and our respective stockholders. During our meeting on January 17, 1995, I presented you with a summary analysis of the benefits of a combination from our point of view (the "January 17 Presentation"), prepared in conjunction with our financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation. Our proposed merger also has the support of National Medical Enterprises, Inc. ("NME").

                    Consistent with the January 17 Presentation and our subsequent conversations, we are proposing a merger (the "Merger") pursuant to which the stockholders of Hillhaven would receive, for each share of common stock of Hillhaven held by them, $28 in value of common stock of a newly formed holding company ("Newco"), subject to normal collar provisions, and our stockholders would receive 1.0 shares of Newco stock for each Horizon share held by them. This $28 per share value represents a 35% premium to the NYSE closing price of the Hillhaven shares on December 20, 1994, the day before the public announcement that Hillhaven and NME were in discussions with respect to the Hillhaven shares held by NME. As part of the Merger, each outstanding share of Hillhaven Series C and Series D Preferred Stock would be redeemed at $1,000 per share in cash, plus any accrued and unpaid dividends, whether or not declared, to the date of redemption.

                    The Merger would be treated as a pooling of interests for accounting purposes and would be a non-taxable transaction for federal income tax purposes. Under our proposal, Newco would cause one of its newly-formed subsidiaries to merge into Hillhaven. Simultaneously, Newco would cause another of its newly-formed subsidiaries to merge into Horizon. As a result of these mergers, Newco would become a new publicly-held company with two wholly-owned subsidiaries.

          OPERATIONS AND STRATEGIC FIT

                    We are prepared to meet with you to discuss the many strategic, operational and other benefits that the combined entity can realize through its proposed transaction. The January 17 Presentation contains a summary analysis of the financial implications of the proposed combination, background on our company, the combined company business plan and the rationale for the merger. For your convenience, we are supplying, under separate cover, copies of our Annual Report to Stockholders; our Annual Report on Form 10-K for the year ended May 31, 1994; our Quarterly Report on Form 10-Q for the quarter ended November 30, 1994 and the prospectus dated November 17, 1994 relating to our common stock offering completed on November 25, 1994.

                    We estimate the merger will be non-dilutive based on publicly available information, implementation of our business plan and pooling treatment with no goodwill implications. NME would own approximately 13% of the combined company stock on a fully-diluted basis, and would not be bound by any on-going standstill requirements other than compliance with pooling requirements.

          OTHER TERMS AND CONDITIONS

                    We are prepared to provide you with a form of Merger Agreement containing representations, warranties, covenants and conditions customary for a transaction of this nature and magnitude. These conditions will include, among other things, (i) the amendment of Hillhaven's Rights Agreement (or, at our request, the redemption of the Rights issued thereunder) to exempt Horizon and the Merger from the operation of the Rights Agreement and (ii) action by Hillhaven's Board of Directors to ensure that Sections
          78.411 through 78.444 and 78.378 through 78.3793 of the
          Nevada Private Corporations Law will not apply to the proposed transaction. In addition, we would expect NME to enter into a voting agreement supporting the proposed transaction.

          CONCLUSION

                    I hope that you will be as enthusiastic as we are about the exciting prospect of combining our two companies. Of course, we are ready to discuss our proposal with you and your advisors at any time or to make a presentation to your Board of Directors. Please feel free to call me at (505) 881-4961 extension 3018. This matter has the highest priority for all of us at Horizon, and we look forward to hearing from you soon.

          Sincerely,


          HORIZON HEALTHCARE CORPORATION

          /s/ Neal Elliott
          _______________________________
          Neal Elliott
          Chairman of the Board


     ______________________________________________________________________

                                                            EXHIBIT 29

                         HORIZON HEALTHCARE CORPORATION
                          6001 Indian School Road, N.E.
                         Albuquerque, New Mexico  87190
                                 (505) 881-4961

          January 25, 1995

          National Medical Enterprises, Inc.
          2700 Colorado Avenue
          Santa Monica, California  90404

          Attention:  Mr. Jeff Barbakow
          Chairman of the Board of Directors

          Re:  The Hillhaven Corporation

          Gentlemen:

                    As you are aware, Horizon Healthcare Corporation ("Horizon") has made a business combination proposal to The Hillhaven Corporation ("Hillhaven"), as outlined in the letter previously delivered to National Medical Enterprises, Inc. ("NME") (the "Transaction"). In the Transaction, shareholders of Hillhaven would receive $28 in value of shares of common stock of a newly formed holding company ("Newco") for each outstanding share of Hillhaven common stock (the "Shares") and shareholders of Horizon would receive one share of Newco common stock for each outstanding share of Horizon common stock. In addition, as part of the Transaction, each outstanding share of Hillhaven's Series C and Series D Preferred Stock would be redeemed at $1,000 per share in cash, plus any accrued and unpaid dividends, whether or not declared, to the date of redemption. In consideration of the mutual covenants contained herein, NME and Horizon have agreed as follows:

               1. If prior to consummating a Transaction but within 12 months of the date hereof there is a merger, consolidation or other transaction with any party other than Horizon (an "Other Transaction") in which NME receives consideration for any of its Shares equal to or greater than $27.50 per Share, then Horizon shall be entitled to receive (and NME shall cause Horizon to receive) upon consummation of an Other Transaction an amount equal to the greater of
          (i) $5,000,000 or (ii) 50% of the consideration received by NME in excess of $29 per Share. If the consideration received for NME's Shares in an Other Transaction includes securities or other assets or property other than cash, such consideration shall be valued at fair market value at the time of receipt, and NME, at its option, may distribute to Horizon the payments required to be made under the foregoing sentence in cash or in kind. It is intended that each of NME and Horizon will be responsible for the income tax liability attributable to the portion of the consideration received by each party, respectively, in an Other Transaction.

               2. Horizon agrees to actively pursue the Transaction in good faith.

               3. This letter agreement shall terminate upon the termination or abandonment of Horizon's efforts to consummate the Transaction. Notwithstanding the foregoing sentence, the provisions of Section 1 hereof shall survive such termination, provided that Horizon shall have complied with the terms of Section 2 hereof.

               4. Nothing in this letter agreement shall be construed to impose any requirement or restriction on NME with respect to its right to acquire or dispose of any Shares from or to any party, or to vote any Shares, and all decisions with respect thereto shall be made by NME in its sole discretion.

               5. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

          If NME agrees to the terms set forth in this letter, please execute and return the enclosed copy of this letter agreement, at which time this letter agreement shall constitute a binding agreement between the parties hereto.

          Very truly yours,
          HORIZON HEALTHCARE CORPORATION

          /s/ Neal Elliott
          ______________________________
          Neal Elliott
          Chairman of the Board

          AGREED AND ACCEPTED:

          NATIONAL MEDICAL ENTERPRISES, INC.

          By:  /s/ Scott M. Brown
              ______________________________